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06050059

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 67090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___05/01/05___ AND ENDING ___04/30/06___
            MM/DD/YY   MM/DD/YY

SEC MAIL RECEIVED PROCESS JUL 27 2006
185
SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___725 S. Figueroa, 35th Floor___
(No. and Street)

___Los Angeles___   ___CA___   ___90017___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG, LLP___
(Name – if individual, state last, first, middle name)

___1000 Walnut, Suite 1000___ ___Kansas City___ ___MO___ ___64106___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____DAN NEMMERS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____LOCKTON FINANCIAL ADVISORS, LLC_____ , as

of _____APRIL 30_____ , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____Signature_____

_____President_____
Title

_____Notary Public /_____

My Commission Expires 06/01/2007

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Lockton Financial Advisors, LLC:

We have audited the accompanying balance sheet of Lockton Financial Advisors, LLC (the Company) as of April 30, 2006, and the related statements of operations, changes in member's equity, and cash flows for the period from inception (April 27, 2005) to April 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2006, and the results of its operations and its cash flows for period from inception (April 27, 2005) to April 30, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 26, 2006

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheet

As of April 30, 2006

Assets

Current assets:		
Cash and cash equivalents	$	77,634
Total current assets		77,634
Total assets	$	77,634

Liabilities and Member's Equity

Current liabilities:		
Accounts payable to affiliates, net	$	150
Accrued expenses		1,967
Total current liabilities		2,117
Member's equity:		
Retained deficit		(24,483)
Paid-in capital		100,000
Total member's equity		75,517
Total liabilities and member's equity	$	77,634

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Operations

Period from inception (April 27, 2005) to April 30, 2006

Revenue:		
Commissions and fees	$	—
Total revenue		—
Expenses:		
General and administrative		24,483
Total operating expenses		24,483
Net loss	$	(24,483)

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Changes in Member's Equity

Period from inception (April 27, 2005) to April 30, 2006

	Common stock	Treasury stock	Paid-in capital	Retained deficit	Total
Balance, April 27, 2005	$ —	—	—	—	—
Member contribution	—	—	100,000	—	100,000
Net loss	—	—	—	(24,483)	(24,483)
Balance, April 30, 2006	$ —	—	100,000	(24,483)	75,517

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Cash Flows

Period from inception (April 27, 2005) to April 30, 2006

Cash flows from operating activities:		
Net loss	$	(24,483)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accrued expenses		1,967
Change in accounts payable to affiliates		150
Net cash used in operating activities		(22,366)
Cash flows from financing activities:		
Member contribution		100,000
Net cash provided by financing activities		100,000
Change in cash and cash equivalents		77,634
Cash and cash equivalents, beginning of period		—
Cash and cash equivalents, end of period	$	77,634

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Notes to Financial Statements

April 30, 2006

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a wholly owned subsidiary of Lockton Companies, Inc. (Lockton), was organized in the state of California on April 27, 2005. The Company is a single member limited liability company that was approved to conduct business in California on May 6, 2005 as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company operates as an introducing broker-dealer or limited broker-dealer whereby the Company does not receive customer cash or securities. All clearing of trades, holding of funds or securities, and receiving of customer cash or securities are handled by another broker-dealer. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

Commissions relating to the broker-dealer activity whereby another broker-dealer has full responsibility for the collection of fees and commissions are recognized on a trade-date basis as securities transactions occur.

(c) Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2006, cash equivalents consisted of $77,634 invested in a commercial checking account.

(d) Income Taxes

The Company is a single member limited liability company. As a single member limited liability company, the Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the period ended April 30, 2006.

(Continued)

LOCKTON FINANCIAL ADVISORS, LLC

Notes to Financial Statements

April 30, 2006

(3) Commitments

The Company subleases office space from an affiliate under a consent to sublease whereby the sublease is subject and subordinate to the prime lease. Total future minimum lease payments at April 30, 2006 are as follows:

Year ending April 30:		
2007	$	4,716
2008		4,716
Future minimum lease payments	$	9,432

Total rental expense for the operating lease included in the accompanying statement of operations amounted to $1,965 for the period ended April 30, 2006.

(4) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions. The Company had no revenue or employees as of and for the period ended April 30, 2006 and, as a result, incurred no expenses associated with these services for the period ended April 30, 2006.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation. At April 30, 2006, the Company had net capital of $75,517, which was $70,517 in excess of its required net capital of $5,000.

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of April 30, 2006

Net capital:		
Total member's equity	$	75,517
Total member's equity qualified for net capital		75,517
Add additions to net worth		—
Less nonallowable assets		—
Net capital before haircuts		75,517
Less haircuts and undue concentration		—
Net capital		75,517
Aggregate indebtedness		2,117
Percentage: Aggregate indebtedness to net capital		3%
Computation of net capital requirements:		
Minimum net capital requirements**		5,000
Excess net capital	$	70,517

Net capital, as computed above, does not differ materially from that reported by the company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 22, 2006, at April 30, 2006.

** The minimum net capital required is calculated by taking the greater of $5,000 or 12.5% of Aggregate Indebtedness. 12.5% of Aggregate indebedness was calculated to be $265 ($2,117 x 12.5% = $265)

See accompanying independent auditors' report.

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of April 30, 2006

This computation is not applicable to Lockton Financial Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See accompanying independent auditors' report.

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of April 30, 2006

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Lockton Financial Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(a) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 26, 2006